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                    Washington, D.C. 20549           ---------------------------
                                                          SEC FILE NUMBER
                          FORM 12b-25                        333-66291
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                  NOTIFICATION OF LATE FILING              CUSIP NUMBER

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(Check one): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

         For Period Ended: October 31, 2006
         [_] Transition Report on Form 10-K
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR
         For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

PART I -- REGISTRANT INFORMATION

The Doe Run Resources Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

1801 Park 270 Drive, Suite 300
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Address of Principal Executive Office (Street and Number)

St. Louis, MO 63146
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |(a)   The reason described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense
     |(b)   The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |      portion thereof, will be filed on or before the fifteenth calendar
[X]  |      day following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q or subject distribution
     |      report on Form 10-D, or portion thereof, will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |(c)   The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2006 could not be filed within the prescribed time period due to a delay in completion of its audited financial statements, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Theodore P. Fox, III         314         453-7130
      --------------------     -----------    -----------
           (Name)              (Area Code)    (Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
      is no, identify report(s).                               [X] Yes    [_] No

      NOTE: THE REGISTRANT FILES PURSUANT TO AN INDENTURE, BUT IS NOT OTHERWISE SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 13 OR 15(D).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                 [X] Yes    [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income for the year ended October 31, 2006 of $125-150 million. The Company reported net income for the year ended October 31, 2005 of approximately $46 million. Metal prices continued to rise in fiscal year 2006, fueling the increase in net income.
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The Doe Run Resources Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 30, 2007                    By:  /s/ Theodore P. Fox, III
                                                -----------------------------
                                                    Theodore P. Fox, III
                                                    Chief Financial Officer




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